Net Lease Office Properties
One Manhattan West
395 9th Avenue, 58th Floor
New York, NY 10001
October 5, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Lewis, Mr. Robert Telewicz, Mr. Ruairi Regan and Mr. Jeffrey Gabor
Re:    Net Lease Office Properties
Registration Statement on Form 10
Initially Filed September 21, 2023
CIK No. 0001952976
To the addressees set forth above:
Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Net Lease Office Properties (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form 10, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on October 6, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren J. Guttenberg at (714) 755-8050.
Thank you for your assistance in this matter.

Very truly yours,

Net Lease Office Properties

	By:	/s/ Jason E. Fox
Jason E. Fox
Chief Executive Officer

cc:	Darren J. Guttenberg, Latham & Watkins LLP
Michael Haas, Latham & Watkins LLP